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                                                                      Exhibit 28
                                                                      ----------



                                                        April 15, 1994



Dear Shareholder and Plan Participant:

    I am pleased to announce an improvement in your Company's Dividend Reinvestment and Stock Purchase Plan. The optional cash purchase provision of the Plan has been revised to raise the maximum allowable purchase of Common Stock under the Plan from $6,000 each quarter to $100,000 annually. Purchases will continue to be made quarterly on the dividend payment date at a 3% discount. However, the purchase price will be based on the average of the high and low sale prices of the Company's Common Stock for each of the last twelve days prior to the date of purchase, rather than the last five days.

    Those shareholders who are currently participating in the Plan may take advantage of the higher optional cash purchase on the next dividend payment date in June. Payments will be accepted by the Company, through June 23, 1994.

    Enclosed is a new Plan Prospectus dated April 13, 1994 which describes the Plan in more detail.

    We believe the Plan will continue to be a convenient and economical way for shareholders to increase their investment in the Company.

                                                  Sincerely,


                                                  /s/ William F. Ryan